[redacted]

SECURIT 08027270)N
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, 9th Floor
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter 312-499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 2 5 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KIMBERLI K. LIPPIATT
COMMISSION EXPIRES 04/17/10

NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2007

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
M3 Capital Partners LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and its subsidiaries (collectively, the "Company") at December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2008

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 78,707,359
Accounts receivable	26,087,143
Investments, at fair value (cost of $857,534)	1,075,294
Fixed assets, net of accumulated depreciation	2,212,171
Prepaid assets	1,068,567
Other assets	720,858
Total assets	$ 109,871,392
Liabilities and Members' Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 44,779,047
Accrued redemption of Class A units	7,573,601
Deferred compensation payable	8,838,589
Long-term liabilities	96,857
Other liabilities	144,411
Total liabilities	61,432,505
Members' equity	
Members' capital	45,958,254
Accumulated other comprehensive income	2,480,633
Total members' equity	48,438,887
Total liabilities and members' equity	$ 109,871,392

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2007

Revenues	
Placement agent fees	$ 104,606,125
Other income	8,862,659
Total revenues	113,468,784
Expenses	
Payroll and related costs	58,761,527
Professional fees	1,970,518
Occupancy costs	1,394,648
Travel and entertainment	935,599
Marketing and presentation costs	525,360
Office expenses	817,408
Insurance expense	225,214
Recruitment	393,873
Depreciation	888,076
Industry databases and publications	218,100
Regulatory fees and expenses	111,623
Other expenses	3,830,089
Total operating expenses	70,072,035
Net income before income taxes	43,396,749
Income taxes	8,987,896
Net income	34,408,853
Other comprehensive income	
Foreign currency translation adjustments	1,480,759
Comprehensive income	$ 35,889,612

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Members' Equity
Year Ended December 31, 2007

	Members' Capital	Accumulated Other Comprehensive Income	Total Members' Equity
Balance at January 1, 2007	$ 20,923,596	$ 999,874	$ 21,923,470
Net income	34,408,853	-	34,408,853
Redemptions	(8,192,584)	-	(8,192,584)
Distributions	(1,181,611)	-	(1,181,611)
Foreign currency translation adjustments	-	1,480,759	1,480,759
Balance at December 31, 2007	$ 45,958,254	$ 2,480,633	$ 48,438,887

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 34,408,853
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation expense	888,076
Unrealized appreciation on investments	(174,426)
Amortization of deferred compensation costs	6,560,320
Increase in accounts receivable	(1,990,428)
Increase in prepaid and other assets	(418,996)
Increase in accrued compensation and other accrued expenses	17,712,144
Decrease in deferred compensation liability	(4,965,102)
Decrease in long-term liabilities	(252,268)
Increase in other liabilities	38,845
Net cash flows provided by operating activities	51,807,018
Cash flows from investing activities	
Purchase of fixed assets	(1,323,387)
Investment in real estate private equity fund, net of distributions	(455,114)
Proceeds from sale of other investments	600,000
Net cash flows used in investing activities	(1,178,501)
Cash flows from financing activities	
Redemptions	(7,544,647)
Distributions to members	(1,181,611)
Net cash flows used in financing activities	(8,726,258)
Effect of exchange rate changes on cash balance	530,737
Net increase in cash and cash equivalents	42,432,996
Cash and cash equivalents	
Beginning of period	36,274,363
End of period	$ 78,707,359
Non-cash financing activities	
Cash flows from operating activities	
Accrued redemption of Class A units	$ 7,573,601

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiary, M3 Capital Partners Limited ("M3 Ltd."), were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. M3 is a registered broker-dealer in the United States and has offices in Chicago and New York. M3 Ltd. is a licensed securities dealer in the United Kingdom and maintains an office in London. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a wholly owned subsidiary of M3 established to manage real estate private equity funds. M3 has formed other subsidiaries to hold minority stakes in these real estate private equity funds.

The Class C interest in M3 is owned by management members of M3. The Class A interest in M3 was owned by Macquarie Real Estate Inc., a subsidiary of Macquarie Bank Limited. During 2006, the members entered into a restructuring agreement to redeem portions of the Class A units. During the year ended December 31, 2007, Class C and Class A members held 75% and 25% ownership interests in M3, respectively. The Class C members held an equity interest of 100% effective December 31, 2007. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Principles of Financial Presentation
The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned as placement agent. The receivables are generally due within one year, and are reviewed for potential impairment. At December 31, 2007, the Company identified no impairment to its accounts receivable.

Investments
The Company's investments include an interest in a real estate private equity fund and other investments with original maturities of greater than three months. Investments are carried at estimated fair value. Changes in fair value are recorded as other income or expense.

Fixed Assets
Fixed assets are recorded at cost or at the fair value on inception date under a capital lease. Depreciation is computed on the straight-line method over the shorter of the estimated useful life of the assets or the life of in-place leases (generally three to ten years).

Fees
Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks.

Reimbursable Expenses
Expenses which are reimbursed by customers of $1,637,403 are recorded as other income and other expense in the consolidated statement of operations.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. M3 Ltd., whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive income as a separate component of members' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Macquarie Bank
Macquarie Bank and its subsidiaries provided services to the Company for the year ended December 31, 2007. Accounting, administrative and information technology services of $884 are included in professional fees. Expenses of $513,093 relating to subleased office space are included in occupancy expense. At December 31, 2007, the Company had a balance due to Macquarie Bank of $264,089, which is included in accrued compensation and other accrued expenses.

During the year ended December 31, 2007, the Company earned office service fees of $75,035 from Macquarie Bank, its subsidiaries and affiliates, which are included in other income. Placement agent fees of $16,860,624 were earned as a result of transactions involving Macquarie Bank, its subsidiaries and affiliates. At December 31, 2007, the Company had receivables from Macquarie Bank, its subsidiaries and affiliates of $11,194,520 included in accounts receivable.

Evergreen Investment Advisors LLC
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2007, EIA earned $721,560 in management fees, which is included in other income in the consolidated statement of operations.

4. Deferred Compensation Plans

The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which vest and are paid out over a three year period, subject to discretionary approval by the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund. The related plan expense and liability are recognized over the course of the anticipated vesting period. Approximately $6.6 million of such expense was recorded in payroll and related costs for the year ended December 31, 2007. The remainder of approximately $3.7 million will be recorded over the future anticipated vesting period.

5. Fixed Assets

Fixed assets consisted of the following at December 31, 2007:

Computer equipment and software	$ 879,057
Office furniture and equipment	910,824
Leasehold improvements	1,806,035
Accumulated depreciation	(1,383,745)
	$ 2,212,171

6. Commitments

In May 2004, M3 entered into a Premises and Facilities Agreement with Macquarie Holdings (USA) Inc., a subsidiary of Macquarie Bank. Under this agreement, M3 is sub-leasing office space through December 2008. The related rent payments due in 2008 are $281,217.

In May 2004, M3 entered into a Furniture Agreement with Macquarie Holdings (USA) Inc. Under this capital lease, M3 obtained office furniture. The amended lease expires in 2008, at which time M3 will have full ownership of the furniture. In September 2005, M3 Ltd. entered into a Services and Facilities Agreement with Macquarie Bank Limited, whereby M3 Ltd. obtained office furniture. This amended capital lease expires in 2008, at which time M3 Ltd. will have full ownership of the furniture. Monthly payments under these leases are based on LIBOR plus 1%. The net present value of the minimum lease payments of $245,367 is accrued on the consolidated statement of financial condition, and is payable in 2008.

The Company has made capital commitments totaling $3 million to related-party real estate private equity funds. As of December 31, 2007, $766,464 of this commitment had been contributed to the funds and is included in investments on the consolidated statement of financial condition.

7. Income Taxes

As a limited liability corporation, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. The 2007 statutory tax rate applicable to UK corporations was 30%.

M3 Ltd.'s income tax expense for the year ended December 31, 2007 was $8,987,896. This is comprised of current income tax expense of $9,239,311 and deferred income tax benefit of $251,415. The deferred income tax benefit is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of deferred income tax assets previously recognized. Temporary differences are due primarily to compensation-related expenses of M3 Ltd. which are accrued but not yet paid. At December 31, 2007, a deferred tax asset of $596,456 is reflected in other assets on the consolidated statement of financial condition. The deferred tax asset is deemed to be realizable, thus no valuation allowance has been recorded.

8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At December 31, 2007, M3 had net capital of $15,486,172 which exceeded required net capital by $13,388,141.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation of Subsidiaries	M3
Total assets	$ 109,871,392	$ (21,123,446)	$ 88,747,946
Total liabilities	61,432,505	(21,123,446)	40,309,059
Total equity	48,438,887	-	48,438,887

The Company's investment in subsidiaries of $28,858,846 is not included as capital in the computation of M3's net capital under Rule 15c3-1.

M3 Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Services Authority in the UK. At December 31, 2007, M3 Ltd. had capital resources of 8.0 million pound sterling, which exceeded its capital resources requirement by 6.4 million pound sterling (equivalent to $16.0 million and $12.7 million, respectively).

9. Subsequent Events

During January 2008, the Company granted deferred compensation awards of approximately $28.2 million under the deferred compensation plan discussed in Note 4.

SUPPLEMENTAL SCHEDULES

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 **Schedule I**

Net capital	
Total members' equity	$ 48,438,887
Discretionary liabilities	8,838,589
Investment in subsidiaries	(28,858,846)
Other non-allowable assets	(12,610,543)
Net capital before haircut	15,808,087
Haircut on securities	(321,915)
Net capital	$ 15,486,172
Aggregate indebtedness (AI)	$ 31,470,470
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,098,031
Excess net capital	$ 13,388,141
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 12,339,125

There are no material differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007 **Schedule II**

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5(g)(1)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Members of
M3 Capital Partners LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of M3 Capital Partners LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2008

END